SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series VIII Notes in a principal amount of USD 184,507,138.00, due 2019.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Fixed Rate Series VIII Notes in a principal amount of ARS 184,507,138 due 2019

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on December 10, 2018, will start the payment of the ninth installment of interests related to its Series VIII Notes issued on September 8, 2016.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	December 10, 2018
Number of service to be paid:	Ninth installment of interests.
Period comprised by the payment:	September 10, 2018 / December 10,2018
Concept of payment:	Interests (100%).
Payment Currency:	USD (United States Dollar).
Capital Outstanding:	ARS 184,507,138.00
Annual Nominal Interest:	7.00%
Amount of interest being paid:	USD 3,220,028.68

Interests will be paid to the people at whose name the Notes were registered as of December 7, 2018 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

December 3, 2018	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets